                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

For the month of March, 2001

             INVESTORLINKS.COM INC. (Formerly: Opus Minerals Inc.)
             -----------------------------------------------------
                (Translation of registrant's name into English)


          Suite 203, 120 Front Street East Toronto, Ontario, M5A 4L9
          ----------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

               Form 20-F  [X]        Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                    Yes   [_]       No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            INVESTORLINKS.COM INC. (formerly Opus Minerals Inc.)




Date:  3-21-01           By: /s/ Sandra J. Hall
     ------------            --------------------------------------
                             Sandra J. Hall, Director and Secretary

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INSIDER REPORT Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Act, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100, 855 Hornby Street, Vancouver, BC V6Z 2H4.

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 BOX 1 NAME OF THE REPORTING                        BOX 3. NAME, ADDRESS AND TELEPHONE        BOX 4. JURISDICTION(S) WHERE THE
 ISSUER (BLOCK LETTERS)                             NUMBER OF THE INSIDER (BLOCK LETTERS)     ISSUER IS A REPORTING ISSUER OR
                                                                                              EQUIVALENT
 INVESTORLINKS.COM INC.                             FAMILY NAME OR CORPORATE NAME: GILLILAND  (REMOVE * AND PLACE AN X BESIDE
---------------------------------------------------
                                                    GIVEN NAMES (IN ORDER):  ROMAINE          CHOICE)
                                                    ADDRESS: 540 GREENFIELD TERRACE, #100
                                                    CITY: CHARLOTTESVILLE                     BRITISH COLUMBIA *    NOVIA SCOTIA *
                                                    PROVINCE: VIRGINIA
 BOX 2. INSIDER DATA                                POSTAL CODE:  22901-1485                  FEDERAL *ONTARIO X
---------------------------------------------------

 RELATIONSHIP WITH   DATE OF LAST REPORT FILED      BUSINESS TELEPHONE NO.
 REPORTING ISSUER    05/07/2000                     804-978-1100                              BANK ACT *QUEBEC *
 4, 5, 7                                                                                      CCAA *
                                                    BUSINESS FAX NO.                          ICA* SASKATCHEWAN *
 CHANGE FROM         OR IF INITIAL REPORT, DATE ON  804-978-1609                              TLCA*
 PREVIOUS REPORT     WHICH YOU BECAME AN INSIDER                                              CBCA*
                                                    CHANGE IN NAME ADDRESS OR TELEPHONE       UNITED STATES X
                                                    NUMBER FROM LAST REPORT.   NO             MANITOBA *NASDQ*
  YES                                                                                                   SEC X

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BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS A, D, E
AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD - SEE ALSO INSTRUCTION TO BOX 5)

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
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   A            B
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 DESIGNATION    BALANCE OF CLASS            DATE         NATURE        NUMBER VALUE         NUMBER VALUE         UNIT      $ US
  OF CLASS OF   OF SECURITIES ON      (day/month/year)                   ACQUIRED            DEPOSED OF         PRICE/
  SECURITIES    LAST REPORT                                                                                    EXERCISE
                                                                                                                 PRICE
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
                3,890,000                                85
 Common Shares                        07/03/2001                                          3,890,000                        $.05
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 Stock Options  110,000
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
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        D                      E                        F
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 PRESENT BALANCE       DIRECT/.INDIRECT      IDENTIFY THE REGISTERED
 OF CLASS OF           OWNERSHIP/            HOLDER WHERE OWNERSHIP IS
 SECURITIES HELD       CONTROL OR            INDIRECT OR WHERE CONTROL
                       DIRECTION             OR DIRECTION IS EXERCISED
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
 0                     1                     Sierra Holdings Limited

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                       0
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
 ATTACHMENT     NO
 This form is used as a uniform     BOX 6. REMARKS
 report for the insider           ------------------------------------------------------------------------------------------------
 reporting requirements under
 all provincial securities        ------------------------------------------------------------------------------------------------
 Acts, Bank Act, Cooperative
 Credit Associations Act,
 Insurance Companies Act,
 Trust and Loan Companies Act
 and Canada Business                The undersigned certifies that the information given in this report is true and complete in
 Corporations Act. The              every respect. It is an offence to file a report that, at the time and in the light of the
 terminology used is generic        circumstances is which it is made, contains a misrepresentation.
 to accommodate the various         BOX 7. SIGNATURE
 Acts.                            ------------------------------------------------------------------------------------------------


                                    NAME (block letters)                  SIGNATURE                 DATE OF REPORT
                                                                                                    (day/month/year)
                                    ROMAINE GILLILAND                                               07/03/2001

 CORRESPONDENCE: ENGLISH
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